ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: July 31, 2008

ALTAI ANNOUNCES ACQUISITION OF OIL & GAS PERMIT IN SEPT ILES, QUEBEC AND EARN-IN OPTION LETTER OF INTENT TO RJK EXPLORATION LTD. ON THAT PERMIT

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai") is pleased to announce that it has recently acquired an Oil and Gas Permit No. 2008PG988 (the "Permit") totaling 24,042 hectares at Sept Iles on the Upper St. Lawrence, Quebec. This Permit covers a gas well drilled in 1970 that encountered gas in recent sediments at a depth of 270 feet (90 meters) and was plugged and abandoned. As the underlying rocks are part of the Canadian Shield, the gas is probably seepage gas from Paleozoic Sediments under the St. Lawrence estuary.

Subsequently, Altai has entered into an Earn-In Option Letter of Intent (the "Letter of Intent") with RJK Explorations Ltd. ("RJK") on this Permit. In order to fulfill the terms of the Letter of Intent, RJK will issue 500,000 RJK shares to Altai on signing the Letter of Intent, drill a minimum of 1,200 meters in the Permit and, if the results of the initial drilling are satisfactory to RJK, issue a further 500,000 RJK shares to Altai. At that point, RJK will have earned a 100% interest in the Permit with Altai retaining a 15% Gross Royalty. The transaction is subject to approvals of the Altai board and applicable regulatory authorities.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.

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